Exhibit R

RECENT DEVELOPMENTS IN THE REGISTRANT AS OF SEPTEMBER 8, 2023

The information included in this Exhibit R supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2021, on Form 18-K filed with the Commission on September 30, 2022, as amended by Amendment No. 1 thereto filed on November 21, 2022, by Amendment No. 2 thereto filed on March 28, 2023, by Amendment No. 3 thereto filed on July 17, 2023, and by Amendment No. 4 thereto filed on July 31, 2023, and as may be further amended from time to time. To the extent the information in this Exhibit R is inconsistent with the information contained in such annual report, the information in this Exhibit R replaces such information. Initially capitalized terms used in this section have the respective meanings assigned to those terms in such annual report.

Recent Government Actions

On August 14, 2023, President Cortizo extended the 30% discount on the price of medicines for an additional six months.

On August 14, 2023, the Cabinet Council, headed by President Cortizo, approved an extension of the fuel subsidy until September 15, 2023, maintaining the price per gallon at U.S.$3.25 for 91 octane gasoline, as well as for diesel.

On August 18, 2023, the U.S. Court of Appeals for the Eleventh Circuit affirmed the District Court’s order denying GUPCSA’s motion to vacate and granting the PCA’s motion to confirm and enforce the arbitral award issued by the ICC tribunal in favor of the PCA in Arbitration No. 2 concerning the basalt and concrete formula which had obligated GUPCSA to pay U.S.$285 million to the PCA.

On August 22, 2023, the plenary session of the National Assembly approved Bill No. 1039, which modifies Law No. 3 of 1985, which established a preferential interest regime for certain mortgage loans. The regime includes interest rates ranging between 1.5% and 4.0% for housing loans with values between U.S.$45,000 and U.S.$180,000.

On August 25, 2023, HPH Joint Venture, the contractor awarded the contract for the construction of Line 3 of the Metro de Panama, signed an agreement with China Railway Tunnel Group, which will serve as a sub-contractor operating the tunnel boring machine during the construction of the tunnel. The Metro Line 3 is expected to be completed in 2026.

On August 29, 2023, the Cabinet Council approved the bill that dictates the PCA’s budget for fiscal year 2024, which estimates revenues of U.S.$4,776.5 million. The bill was presented to the National Assembly on September 4, 2023, for approval.

Political Developments

On August 22, 2023, the first hearing in the Blue Apple case began. The Blue Apple case involves a criminal investigation begun in 2017 of the company Blue Apple Services Inc., which was allegedly formed by members of the Martinelli government for the purpose of receiving and laundering money from bribes received for concession of various construction contracts with the Panamanian State. According to the investigation, approximately U.S.$78 million were laundered through Blue Apple Services, Inc., of which the Prosecutor’s Office has recovered U.S.$31.6 million.

On September 5, 2023, President Cortizo appointed Carlos Eduardo González Miranda as the new Vice Minister of Economy, in the Ministry of Economy and Finance, replacing Enelda Medrano. Vice Minister González previously held the position of Budget Director in the Ministry of Economy and Finance.

On September 6, 2023, the Supreme Court of Justice confirmed the decision of Judge Baloisa Marquínez to prosecute former president Juan Carlos Varela for alleged money laundering in connection with bribes that the construction company Odebrecht distributed in Panama. The trial is expected to begin on September 27, 2023.

Republic of Panama

National Roundtable for Dialogue

On February 20, 2023, the United Nations announced that it would participate in Panama’s National Roundtable for Dialogue and provide technical support. The UN proposed sending an exploratory mission to learn more about the participants and mechanisms in connection with the National Roundtable for Dialogue.

On July 22, 2023, the Ombudsman’s Office announced that the National Roundtable for Dialogue would resume on August 4, 2023, with representatives of the teachers unions and the Ministry of Education (“MEDUCA”) meeting to address issues such as the delay of construction works in schools and pending payments from MEDUCA to educators.

On August 7, 2023, the leaders of various Comarca Ngabe-Buglé indigenous groups blocked the Panamerican Highway in order to demand the completion of road projects, supply of medicines and improvements in health and education infrastructure from the Government.

On August 8, 2023, after 15 hours of negotiations between the representatives of the Government and the indigenous groups of the Ngabe-Bugle Comarca, an agreement was reached to re-open the Panamerican Highway and for U.S.$150 million in investments to be made in the area. The agreement will need to be approved by the Cabinet Council and the President.

On August 28, 2023, groups of university students, environmentalists, and members of the Single Union of Construction Workers gathered outside the National Assembly, during the National Assembly’s discussion of the concession contract with Minera Panama, to protest the lack of participation from groups opposed to the mining contract.

Immigration

It is estimated that between January and August 2023, more than 300,000 migrants moved through the Darien Gap, a stretch of jungle between Colombia and Panama, with the goal of crossing the Panamanian territory and continuing their journey through Central America on their way to reach the U.S. and Canada. The Government has been working individually and jointly with other countries and organizations to address the flow of migration into Panama through the Darien Gap and other issues stemming from the illegal immigration such as environmental degradation, poverty, human trafficking and crime.

On March 20, 2023, Vice Minister of Foreign Affairs Vladimir Franco participated in the Ministerial Conference in Solidarity with Venezuelan Refugees and Migrants, organized by the European Union and Canada, in collaboration with the United Nations Refugee Agency, the International Organization for Migration, and the Interagency Coordination Platform for Refugees and Migrants from Venezuela.

On March 23, 2023, Acting Minister of Foreign Affairs Vladimir Franco participated in a meeting with the Human Mobility Group Plus, made up of United Nations agencies and nongovernmental organizations with a presence in the Province of Darién, in order to discuss joint strategies to manage migratory flows through the region.

On March 31, 2023, President Cortizo met with seven United States Senators to discuss issues such as the migratory flow, efforts to curb organized crime, and caring for the environment in the face of climate change.

On April 10, 2023, Minister of Foreign Affairs Janaina Tewaney Mencomo and Vice Minister of Foreign Affairs Vladimir Franco met with the Chief of Staff of the U.S. Senate Committee on Foreign Relations, Christopher Socha, and the Deputy Mission Chief of the United States Embassy in Panama, Stewart Tuttle, in order to continue advancing on issues of common interest to both nations, including irregular migration, the fight against organized crime, supply networks and illegal fishing.

On April 11, 2023, Panama, Colombia, and the United States met to discuss irregular migration and border security in the Darien region. Panama’s Minister of Public Security, Juan Manuel Pino, emphasized Panama’s effort to safeguard the lives of migrants and the fight against criminal organizations that control human trafficking networks and take advantage of the vulnerability of migrants, including the use of technology to detect people with ties to terrorism, identity theft and drug trafficking. In a joint declaration, the countries reaffirmed their commitment to working together to address and reduce migration from Colombia to Panama through the Darien Gap. On May 8, 2023, Panama’s Minister of Foreign Affairs Janaina Tewaney Mencomo, Minister of Security Juan Pino, Director General of the National Immigration Service Samira Gozaine, Director of the National Border Service Oriel Ortega, and Ambassador to the United States Ramón Martinez met with U.S. Secretary of Homeland Security Alejandro Mayorkas and General Laura Richardson of the Southern Command following up on the April 11, 2023 meeting. The Panamanian delegation gave updates on the immigration situation and reiterated its commitment to continue acting jointly to promote development, security and peace.

On April 21, 2023, Vice Minister of Foreign Affairs Vladimir Franco met with the Director of the Secretariat of the United Nations Network for Migration, Jonathan Prentice, to explore mechanisms to address jointly the immigration crisis caused by the influx of migrants in the Darién region. During the meeting, Director Prentice recognized the efforts that Panama has made to address the migration in a humanitarian manner and expressed the need to address the issue together with the other countries in the region.

On May 5, 2023, the United Nations High Commissioner for Refugees and the International Organization for Migration presented to Panama’s Vice Minister for Multilateral Affairs and Cooperation, Yill Otero, and Vice Minister of Government, Juana López, the Regional Response Plan for Refugees and Migrants (the “RMRP”), which aims to address the humanitarian, protection and integration needs of both refugees and migrants from Venezuela, as well as the affected host communities. The RMRP aims to accompany, complement and strengthen state responses at the regional and national level, by international organizations and civil society actors in line with the principles framed in the New York Declaration for Refugees and Migrants.

On May 10, 2023, Acting Minister of Foreign Affairs Vladimir Franco participated in the Thematic Session held by the Organization of American States Committee on Migration Issues , where he presented on the challenges, opportunities, and good practices that have been carried out since the beginning of Panama’s Pro Tempore Presidency of the Regional Conference on Migration. The Regional Conference on Migration represents a space for respectful dialogue among member countries, ensuring greater regional cooperation on issues of human mobility.

On August 16, 2023, the Government began reviewing its National Plan against the Smuggling of Migrants 2024-2029. This National Plan is part of a sustained and long-term approach which seeks to combat and prevent the smuggling of migrants, whether by air, sea or land. The Government plans to work with national institutions, civil society organizations, international organizations and other strategic allies.

On August 22, 2023, President Cortizo met with U.S. Congressional Representatives Salud Carbajal and Hillary Scholten, and the Commander of the U.S. Coast Guard, Admiral Linda Fagan, to address cooperation in the fight against organized crime, drug trafficking illegal fishing, maritime security and irregular migration in Panama.

On August 23, 2023, the Regional Conference on Migration and the South American Conference on Migration held meetings in Panama, in which representatives of 23 countries participated. The participants discussed some of the risks of irregular migration, such as human trafficking and migrant smuggling networks, agreeing on the need for coordinated action and cooperation between police and judicial agencies.

On August 23, 2023, the Government announced an international media campaign called “Darien is not a road, it is a jungle”, in order to dissuade the irregular migratory flow through the Darien Gap,. Migration through the Darien Gap is dangerous and represents an environmental detriment to the Darien Gap, which is recognized as a “World Heritage Site” and biosphere reserve. In addition, Panama’s National Border Service (Servicio Nacional de Fronteras) reported that approximately 60,000 tons of garbage have been collected around the Darien Gap and that the surrounding rivers are contaminated by garbage and human waste. Currently, it is estimated that between 2,500 to 3,000 people enter Panama through the Darien Gap each day. Panama has allocated U.S.$60 million in assistance for the migrants.

On August 25, 2023, a high level Government commission toured the areas along the border with Colombia to assess the impact that irregular migration was having on communities and water resources, given the large amount of trash and waste left behind.

On September 1, 2023, the authorities of Panama and Costa Rica held a bilateral meeting with the objective of taking joint measures to address the migration crisis in the region.

The Director General of the National Immigration Service, Samira Gozaine, indicated that the migration crisis caused by the influx of migrants through the Darien Gap is considered a national security issue because it is affecting the way of life of the Panamanian people living near the border where migrants arrive. The Director General added that every foreigner has the right to migrate, in a safe and orderly manner, respecting the rules of each country, but some of the migrants are being used by criminal organizations that are charging them for a “safe transit” wherein they are not required to present any travel documents to any governmental entity, effectively violating the rules.

Structure of the Panamanian Economy

Principal Sectors of the Economy

Financial Services and Insurance. An important component of the sector’s contribution to GDP is attributable to the banking sector, which, as of June 30, 2023, consisted of two state-owned banks (Banco Nacional de Panama and Caja de Ahorros) and 63 private banks. The banking sector includes general license banks, international license banks, and foreign banks with representative offices. As of June 30, 2023, banking sector assets and deposits totaled approximately U.S.$142.9 billion and U.S.$100.9 billion, respectively.

Role of the Government in the Economy

General Government current expenditures (including the Central Government, Caja de Seguro Social and consolidated agencies, but excluding state-owned institutions and interest payments) for the six-month period ended June 30, 2023 totaled U.S.$5.4 billion.

The following table sets forth summary financial information on principal public sector businesses for the three-month period ended March 31, 2023:

Selected State-Owned Enterprises(1)

2023 Financial Statistics(2)

(In millions of dollars)

	Total Assets	Capital and Reserves	Gross Revenues	Net Income	Dividends Paid to the Government
Banco Nacional de Panamá (banking)(2)	$14,636.0	1,195.3	164.1	73.3	0.0
Empresa Nacional de Autopista (“ENA”) (highway)(2)	$982.0	282.9	37.4	6.2	0.0
Aeropuerto Internacional de Tocumen (“AITSA”) (airport)(2)	$2,295.0	400.4	66.9	2.9	0.0
Caja de Ahorros (banking)(2)	$6,637.3	345.1	90.4	12.8	0.0

Note: Totals may differ due to rounding.

(1)	All enterprises are 100% owned by the National Government.
(2)	As of and for the three-month period ended March 31, 2023.

Sources: BNP, ENA, Latinex and Superintendencia de Bancos.

As of and for the six-month period ended June 30, 2023, Banco Nacional de Panamá had U.S.$14,137.7 million in total assets, U.S.$1,272.7 million in capital and reserves, U.S.$370.7 million in gross revenues and U.S.$149.7 million in net income. As of and for the six-month period ended June 30, 2023, Caja de Ahorros had U.S.$6,060.9 million in total assets, U.S.$361.8 million in capital and reserves, U.S.$180.6 million in gross revenues and U.S.$19.5 million in net income.

In June 2012, the Government created the Fondo de Ahorro de Panamá (the “FAP”) pursuant to Law No. 38 of 2012. The FAP’s total assets were U.S.$1.4 billion and U.S.$1.4 billion as of March 31, 2023, and March 31, 2022, respectively.

Telecommunications

During the first six months of 2023, Cable & Wireless (Panamá) S.A. experienced a 28.8% increase in revenue compared to the same period in 2022, due to a 16% increase in fixed residential revenues, a 44% increase in mobile revenues and a 17% increase in business to business revenues due to the inclusion of América Movil’s operations.

Air Transportation

During the seven-month period ended July 31, 2023, AITSA handled approximately 10.1 million passengers, an increase of 15.7% compared to the same period of 2022 and had 39 airlines in operation.

Ports

During the seven-month period ended July 31, 2023, the Manzanillo International Terminal (“MIT”) handled approximately 1.5 million TEUs of cargo and containers, compared to approximately 1.6 million TEUs in the same period of 2022. During the seven-month period ended July 31, 2023, the Colón Container Terminal handled approximately 772,091 TEUs of cargo and containers, compared to approximately 817,429 TEUs in the same period of 2022. During the seven-month period ended July 31, 2023, the container terminal at Port of Balboa handled approximately 1.3 million TEUs of cargo and containers, compared to approximately 1.3 million TEUs in the same period of 2022. During the seven-month period ended July 31, 2023, the container terminal at the Port of Cristobal handled approximately 504,249 TEUs of cargo and containers, compared to approximately 502,527 TEUs in the same period of 2022.

Banking

Collectively, BNP and Caja de Ahorros had approximately 19.4% of deposits and 17.0% of assets in the national banking system as of March 31, 2023. See “Financial System—Public Sector Banking Institutions” for more information on BNP and Caja de Ahorros. As of July 16, 2023, the Government had not announced any plans to privatize these financial institutions.

Panama Canal

On January 1, 2023, the new toll system for transiting the Panama Canal went into effect. Approximately 430 different toll rates were consolidated into 60 toll rates, with overall higher effective rates.

On January 16, 2023, the Panama Canal celebrated 21 years of reforestation efforts through the Panama Canal Economic Incentives Program, during which five million trees have been planted in the Canal Watershed with the purpose of protecting the environment and water resources. This figure has great significance and symbolism because it represents one tree for each Panamanian. The Program has allowed the reforestation of 10,846 hectares, of which 3,650 correspond to agroforestry (coffee, cocoa and fruit trees) and 4,776 correspond to silvopasture (on cattle farms). The remaining 2,420 hectares have been dedicated to conservation and commercial reforestation with the aim of enriching scrublands to establish new forest plantations, mainly within national parks, river courses, Canal heritage areas and other strategic zones.

In March 2023, Metro de Panama submitted for approval the environmental impact study for the building of a construction area for the tunnel-boring machine to be used for Line 3 of the Metro. The construction of Line 3, which is expected to have a total length of 6.1 kilometers, will be divided into two sections, East and West. The West section would pass through Balboa Station, cross the Panama Canal underground, and then ascend through similar transition structures to join the elevated viaduct and reach the Panama Pacifico Station.

On May 16, 2023, the ICC arbitral tribunal issued a final award in arbitration No. 3 concerning the Gateways, rejecting the claims by Grupo Unidos por el Canal (“GUPCSA”) against the PCA related to the construction of gateways, shareholders’ return on investment and cost overruns in an approximate amount of U.S.$671 million. The arbitral tribunal held that GUPSCA was required to pay U.S.$20.6 million to the PCA for legal costs and expenses, but recognized the possibility of GUPCSA’s right to receive an amount of up to U.S.$34 million from the PCA for increased labor costs during the expansion of the Canal, contingent upon the admission of GUPCSA’s claims relating to an extension of time for the expansion project, which are pending in another arbitration.

On August 25, 2023, the Minister of Public Works, Rafael Sabonge, confirmed that the tunnel boring machine that will be used to build the tunnel under the Panama Canal as part of Line 3 of the Metro de Panama is expected to arrive in the second week of September 2023. HPH Joint Venture, the contractor awarded the contract for the construction of Line 3 of the Metro de Panama, signed an agreement with China Railway Tunnel Group, which will serve as a sub-contractor operating the tunnel boring machine during the construction of the tunnel.

During the first ten months of the Panama Canal’s 2022-2023 fiscal year (which ends September 30, 2023), 10,651 vessels transited the Panama Canal, of which 71.7% were Panamax size and 28.3% were Neopanamax size.

On August 10, 2023, the PCA announced the acquisition of 25,000 hectares of land and seabed in the western sector of Panama’s Pacific coast for U.S.$500 million. The PCA acquired the land with the aim to: (i) conserve the forest on the land, (ii) encourage water sustainability, and (iii) construct a logistics corridor to enable the transportation of cargo by an alternate route bypassing the city and the Bridge of the Americas, thereby diversifying the portfolio offered by the Canal to its cargo customers.

On August 18, 2023, the U.S. Court of Appeals for the Eleventh Circuit affirmed the District Court’s order denying GUPCSA’s motion to vacate and granting the PCA’s motion to confirm and enforce the arbitral award issued by the ICC tribunal in favor of the PCA in Arbitration No. 2 concerning the basalt and concrete formula which had obligated GUPCSA to pay U.S.$285 million to the PCA. See “Panama Canal—The Panama Canal Commission, Panama Canal Expansion Project and Panama Canal Authority—Disputes Related to the Construction of the Third Set of Locks”.

As part of its reforestation program, the Panama Canal Watershed reforested 11,000 hectares of land between 2012 and 2022. The watershed spans 343,000 hectares, representing 4.5% of Panamanian territory.

Water Conservation and Management

In view of the climatic changes that impact the availability of water in and around the Panama Canal, the PCA has begun implementing a series of water conservation measures with the purpose of ensuring sufficient water for use by the surrounding population as well as in the Canal. The measures include (i) the use of a cross-locking process in the Panamax locks to combine water from one side of a lock with the other and (ii) the scheduling of transits to be able to reuse the same amount of water for multiple vessel transits. If current weather conditions worsen, the PCA could limit the number of daily transits from approximately 35-36 vessels per day to 28-32 vessels per day.

On March 19, 2023, the PCA announced that draft reductions could be made depending on the availability of water resources. In April 2023, the PCA announced that the draft in Neopanamax locks would be reduced from the maximum allowed of 50 feet to 47.5 feet, which would also reduce the volume of cargo that ships may carry during transit. On July 25, 2023, the PCA announced that due to the effects of the dry season and in order to offer a reliable and sustainable service, it will maintain a draft of 44 feet or 13.41 meters for the next few months, which will allow an average of 32 vessels to pass through the Canal per day. The PCA took similar measures during the last severe drought in 2019, temporarily reducing the draft in the Neopanamax locks to 44 feet.

On August 26, 2023, the PCA announced that the draft would remain low for up to one year, allowing a maximum of 32 vessels per day to pass through, due to the prolongation of the dry season and the decrease in precipitation required by the Canal for its normal operation.

During the first half of 2023, the Panama Canal watershed experienced the lowest-recorded levels of rainfall as compared to other equivalent periods during the last 73 years.

The PCA is preparing a 50-year plan to address lower levels of rainfall. The PCA board of directors is considering various projects for inclusion in the plan, such as relocating the water intake for the Miraflores water treatment plant 14 kilometers in the direction of Gamboa where the water has a lower concentration of salt. Another project, which was recommended by the U.S. Army Corps of Engineers, consists of dredging the navigation channel. While this project would likely have the greatest impact, its execution would be costly and complex because the work would need to be done during the transit of vessels.

On August 1, 2023, the container vessel Ever Max, measuring 366 meters in length and 51 meters in beam, and with a capacity of 17,312 TEUs transited through the Neopanamax locks of the Panama Canal, demonstrating the competitiveness of the route, despite the draft adjustments.

As of August 25, 2023, 133 vessels were on standby waiting to cross the Canal, of which 65 vessels had prior reservations and 68 did not have reservations. The reduction of the draft and the resulting decrease in the maximum number of daily transits through the Canal have increased wait times, with up to 90 vessels on standby being the norm.

The PCA’s Water Manager explained that the lower draft is a water-conservation measure, and confirmed that the PCA is evaluating other measures that can be taken to increase water levels, such as adding water flows from nearby Rio Indio and other neighboring water basins.

From the beginning of the Panama Canal’s fiscal year in October 2022 through July 2023, 10,651 vessels transited the Canal, reflecting a 2.2% reduction compared to 10,889 transits recorded from October 2021 through July 2022.

The lakes surrounding the Panama Canal, in addition to supplying water to the Canal for its operations, also supply water for more than 50% of the country’s population. Eight water treatment plants obtain water from Lake Gatun, while Lake Alahuela supplies water to the Federico Guardia Conte water treatment plant in Chilibre, the largest water treatment plant in the country. As of August 28, 2023, the water level at Gatun Lake measured 79.49 feet above sea level, while the normal maximum water level is 87.50 feet. The water level at Lake Alajuela measured 226.33 feet above sea level, while the normal maximum water level is 252 feet. When Lake Alajuela’s water level drops below 203 feet, the Instituto de Acueductos y Alcantarillados Nacionales (“IDAAN”) faces issues with the extraction of sufficient water for the Chilibre water treatment plant, which affects the supply to the surrounding population. This problem could worsen with the planned construction of two new water treatment plants.

Due to the reduction of the draft and the resulting decrease in the maximum number of daily transits through the Panama Canal, shipping lines have increased their use of road and rail cargo transportation and have been opting to unload containers in the Atlantic and Pacific ports to reduce the weight of the vessels continuing through the Canal. For example, since the imposition of transit restrictions at the Panama Canal, the Port of Balboa has handled 42 additional ship arrivals and moved more than 20,000 containers, which have then been transported by land to the Panamanian Atlantic ports. The increased use of land transportation has increased the volume of cargo transported by land transportation companies by 40% to 50%, while the volume of cargo transported by railroad has increased by 20%.

As a result of the drought that is affecting the amount of vessel traffic through the Panama Canal, the PCA projects a decrease in revenues of approximately U.S.$200 million for the 2024 fiscal year (which begins on October 1, 2023 and ends on September 30, 2024).

The Fourth Bridge over the Panama Canal

On March 29, 2023, the Ministry of Public Works and the Fourth Bridge Panama Consortium (composed of China Communications Construction Company Ltd. (“CCCC”) and China Harbour Engineering Company Ltd.) signed an addendum to the original contract for the construction of the fourth bridge over the Panama Canal (the “Fourth Bridge”). The initial construction contract, with a value of approximately U.S.$1.5 billion, entered into force on November 29, 2018. The Fourth Bridge is expected to impact the lives of more than 1.7 million Panamanians and expedite the daily movement of more than 70,000 vehicles from the western area of the country to the capital. The addendum incorporates modifications to the design and construction of the project and reduces the cost of the work to approximately U.S.$1.4 billion, after separating its construction from Line 3 of the Metro de Panama. The addendum was approved by the Contraloria on April 20, 2023.

CCCC, a member of the Fourth Bridge Panama Consortium, is currently designated by the U.S. government as a “Non-SDN Chinese Military-Industrial Complex Company” (“NS-CMIC”). The NS-CMIC list maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) identifies certain private Chinese companies that support the People’s Republic of China in connection with its military, intelligence, and security development and modernization and fund such support by selling securities to United States investors.

On December 18, 2020, the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”) also included CCCC on its entity list for its role in helping the Chinese military construct and militarize the artificial islands in the South China Sea. This list is a tool utilized by BIS to restrict the export, re-export, and transfer (in-country) of items subject to the Export Administration Regulations to persons (individuals, organizations, companies) reasonably believed to be involved, or to pose a significant risk of becoming involved, in activities contrary to the national security or foreign policy interests of the United States.

In consequence of the above, the Ministry of Public Works is developing methodologies and processes so that the project complies with any and all applicable sanctions.

The Colón Free Zone

During the five-month period ended May 31, 2023, imports to the CFZ were preliminarily estimated at U.S.$4.9 billion, an increase from U.S.$4.2 billion during the five-month period ended May 31, 2022. During the five-month period ended May 31, 2023, Panama’s non-CFZ merchandise imports were preliminarily estimated at U.S.$6.0 billion, a decrease from U.S.$6.1 billion during the five-month period ended May 31, 2022.

During the five-month period ended May 31, 2023, re-exports to the CFZ were preliminarily estimated at U.S.$5.5 billion, an increase from U.S.$4.3 billion during the five-month period ended May 31, 2022. During the five-month period ended May 31, 2023, Panama’s non-CFZ merchandise exports were preliminarily estimated at U.S.$1.4 billion, a decrease from U.S.$1.5 billion during the five-month period ended May 31, 2022.

On February 9, 2023, the General Manager of the Colon Free Zone, spokespersons for the Coalition of Unity for Colon, representatives of the Ministry of Economy and Finance, members of the Users Association of the Colon Free Zone, members of the Frente Amplio Colonense, members of the Cement Industry Workers Union of Panama and representatives of the Ministry of Labor met in the National Assembly to work towards a consensus on Bill No. 620. Bill No. 620 contemplates modifications to Law No. 8, which regulates the operation of the CFZ. Among its proposed changes, Bill No. 620 (i) adds to the functions of the CFZ’s board of directors, enabling the board to authorize judicial and extrajudicial settlements and investments or contracts with values of over $750,000; (ii) proposes certain tax benefits for companies operating within the CFZ, including exempting any transfers of securities to companies in the CFZ from income tax and exempting any commercial and industrial improvements within the CFZ from property tax; (iii) attempts to diversify the CFZ by adding to its permitted activities: services related to cinematography, manufacture and reconversion of products, and scientific research and development; (iv) permits eligible CFZ companies to access the benefits of the Special Regime for the Establishment and Operation of Multinational Companies for the Provision of Manufacturing Services (EMMA); and (v) aligns the CFZ’s employment regime with those offered by other special economic zones within Panama, such as the Panama Pacifico Area.

Employment and Labor

Salaries and Wages

On August 30, 2023, the Ministry of Labor and Labor Development initiated the National Technical Commission for the Revision of the 2023 Minimum Wage, composed of worker, employer and Government representatives.

Social Security System (SIACAP)

Since its inception in July 2000 through July 31, 2023, SIACAP had administered approximately U.S.$1.9 billion in contributions and revenues, a 5.6% increase from the U.S.$1.8 billion in aggregate contributions and revenues administered as of July 31, 2022.

As of July 31, 2023, SIACAP had 565,458 participants, a 1.1% decrease from 571,780 participants as of July 31, 2022. As of July 31, 2023, SIACAP carried a balance of U.S.$854.9 million in contributions from its participants, a 4.6% increase from U.S.$817.1 million in contributions as of July 31, 2022.

CSS National Dialogue

On January 5, 2023, the Social Security Fund (“CSS”) stated that it was waiting for the International Labor Organization (“ILO”) to schedule a date to explain its report on the IVM program’s pension funds and its recommendations for the pension system in order to reconvene the CSS National Dialogue on the subject.

On August 17, 2023, the Board of Directors of the CSS received a presentation from the ILO on the actuarial report prepared about the Panamanian pension system. The CSS plans to organize new National Dialogue to discuss this issue, with participation from the Ecumenical Committee of Panama, the Council of Educators, the ILO, the Government, the private sector and workers.

During meetings between the ILO and the Government, President Cortizo confirmed that the new concession contract to be signed between the Government and Minera Panama includes provisions for the transfer of: (i) 50% of the annual royalties under such contract to the IVM pension system, and (ii) 20% of the annual royalties under such contract to the CSS to help increase monthly pensions to U.S.$350 per month for retirees and pensioners. The aggregate amount of the transfers would be capped at a maximum of U.S.$400 million annually and would be in addition to the annual transfers that the Government currently makes to the CSS.

Public Finance

Central Government Budget

As of June 30, 2023, Panama’s non-financial public sector balance registered a deficit of approximately U.S.$2.5 billion (3.1% of nominal GDP), an increase of 33.3% compared to a deficit of approximately U.S.$1.9 billion (2.5% of nominal GDP) as of June 30, 2022, in part due to a 10.4% increase in current expenditures during the six-month period ended June 30, 2023.

As of June 30, 2023, the Central Government’s overall balance registered a deficit of approximately U.S.$3.6 billion (4.5% of nominal GDP), an increase of 39.2% compared to a deficit of approximately U.S.$2.6 billion (3.4% of nominal GDP) as of June 30, 2022, mainly due to an increase in total expenditures caused in part by an increase in transfers.

Central Government tax revenues for the six-month period ended June 30, 2023 were U.S.$2.7 billion, a decrease of 4.9% from U.S.$2.8 billion in tax revenues for the six-month period ended June 30, 2022. Approximately 58.2% of tax revenues for the six-month period ended June 30, 2023, were from direct taxes, compared to 58.2% of tax revenues for the six-month period ended June 30, 2022. Direct tax revenues for the six-month period ended June 30, 2023 were U.S.$1.56 billion, a 4.8% decrease from U.S.$1.64 billion for the six-month period ended June 30, 2022, primarily due to a decrease in income tax.

Revenues and Expenditures

The Central Government’s total revenues for the six-month period ended June 30, 2023, were approximately U.S.$3.4 billion, a 1.9% decrease compared to approximately U.S.$3.5 billion for the six-month period ended June 30, 2022. During the six-month period ended June 30, 2023, capital expenditures were approximately U.S.$1.83 billion, a 1.5% increase compared to approximately U.S.$1.80 billion for the six-month period ended June 30, 2022. During the six-month period ended June 30, 2023, the Central Government’s current savings registered a deficit of approximately U.S.$1.8 billion, approximately 2.2% of preliminary 2023 GDP, which represented an increase of U.S.$1.0 billion from the roughly U.S.$0.8 billion deficit for the six-month period ended June 30, 2022, primarily due to an increase in current expenditures.

The non-financial public sector, which includes the Central Government, decentralized agencies (including CSS and principal universities) and non-financial public enterprises, had total revenues of approximately U.S.$5.8 billion for the six-month period ended June 30, 2023, a 3.3% increase compared to approximately U.S.$5.6 billion for the six-month period ended June 30, 2022, mainly due to an increase in the Central Government’s current revenues. Current savings for the Central Government registered a deficit of approximately U.S.$895.3 million for the six-month period ended June 30, 2023, an increase of approximately U.S.$452.9 million from the roughly U.S.$442.4 million deficit for the six-month period ended June 30, 2022, primarily due to an increase in current expenditures.

International Reserves

As of June 30, 2023, BNP’s foreign assets amounted to U.S.$3.3 billion, a decrease of 16.8% compared to U.S.$4.0 billion as of June 30, 2022.

Financial System

The Banking Sector

As of June 30, 2023, two state-owned banks, 40 private sector general license banks, 13 international license banks and 10 representative offices constituted the banking sector. Of the 40 private sector general license banks, 13 were incorporated in Panama and the rest abroad.

As of March 31, 2023, measured by assets, the largest bank based in Panama was Banco General, S.A., with U.S.$17.2 billion in assets, and the second largest bank based in Panama was Banco Nacional de Panamá with U.S.$14.6 billion in assets. Two of the other largest banks, based on assets, are Banistmo, S.A. and BAC International Bank Inc. The largest international license banks, based on assets, are Bancolombia (Panama), S.A., ASB Bank Corp. and Banco de Bogotá S.A.

As of June 30, 2023, total assets of the banking sector were approximately U.S.$142.9 billion, 4.1% more than approximately U.S.$137.3 billion as of June 30, 2022. As of June 30, 2023, deposits in the banking sector were approximately U.S.$100.9 billion, 2.1% higher than approximately U.S.$98.8 billion as of June 30, 2022.

As of June 30, 2023 the liquidity of the banking sector reached 57.6%. As of June 30, 2023 the capital adequacy ratio across the banking sector was 16.0%.

As of June 30, 2023, the balance of the banking sector credit portfolio was approximately U.S.$59.6 billion, 5.3% higher than as of June 2022.

Banking Law

On February 24, 2023, the Financial Action task Force (“FATF”) upgraded Panama’s compliance rating, noting the completion of 13 of the 15 action items that were established in Panama’s FATF Action Plan to improve its framework against money laundering and terrorism financing in June 2019. The FATF urged Panama to quickly complete its Action Plan by June 2023. On June 23, 2023, the FATF reported that during its June 2023 plenary, it made an initial determination that Panama has substantially completed its action plan and warrants an on-site assessment to verify the implementation of, and commitment to sustaining, AML/CFT reforms.

On April 28, 2023, the Supreme Court of Justice announced the decision to admit the lawsuit in which Abdul Waked claims compensation of U.S.$1,268.7 million from the Banco Nacional de Panama (“BNP”) for alleged damages in connection with BNP’s management of Waked’s trusts and the sale of the underlying properties. In his claim, Waked alleges that BNP was part of a conspiracy to coerce him to sell his properties after being designated as a sanctioned person by the U.S. Department of the Treasury on activities related to alleged money laundering and drug trafficking.

Public Sector Banking Institutions

Banco Nacional de Panamá. BNP offers a wide range of commercial banking services through its 93 branches and 364 ATMs throughout Panama as of June 30, 2023. In accordance with the law that governs BNP, the Republic of Panama is responsible for the liabilities of BNP.BNP is the largest public sector banking institution in Panama in terms of domestic credit, local deposits and savings deposits. BNP’s total assets as of June 30, 2023 were U.S.$14.1 billion, its bank deposits were U.S.$3.4 billion, and its net loans were U.S.$6.4 billion.

As of June 30, 2023, BNP’s capital and reserves represented 37.3% of its bank deposits and 9.0% of its total assets. BNP generated net income of U.S.$149.7 million during the six-month period ended June 30, 2023, compared to net income of U.S.$73.3 million for the same period in 2022.

As of June 30, 2023, BNP’s foreign assets were U.S.$3.2 billion, a decrease of 17.1% compared to U.S.$3.9 billion as of December 31, 2022.

Caja de Ahorros. Caja de Ahorros, the state-owned savings bank, had 62 branches and 307 ATMs throughout Panama as of June 30, 2023. In accordance with the law that governs Caja de Ahorros, the Republic of Panama is responsible for the liabilities of Caja de Ahorros. Caja de Ahorros is primarily a mortgage lender specializing in financing medium-income customers. Due to its liquidity position in recent years, however, Caja de Ahorros has begun to promote personal loans. Total assets of Caja de Ahorros as of June 30, 2023, amounted to U.S.$6.1 billion (a 1.3% decrease from December 31, 2022) and total deposits amounted to U.S.$4.9 billion (a 1.5% decrease from December 31, 2022). Total net loans held by Caja de Ahorros as of June 30, 2023 amounted to U.S.$4.2 billion (a 7.6% increase from December 31, 2022) and its bank deposits were U.S.$546.6 million as of June 30, 2023. Caja de Ahorros had net income of U.S.$19.5 million for the six-month period ended June 30, 2023, compared to net income of U.S.$8.6 million for the same period in 2022, mainly due to an increase in interest and fee income and a decrease in provisions for bad debts.

Other Public Sector Institutions. Panama created Banco de Desarrollo Agropecuario (“BDA”) to provide a source of financing for agricultural development. As of June 30, 2023, BDA had U.S.$242.6 million in net loans on its books. As of June 30, 2023, the total assets of BDA were U.S.$486.6 million. BDA had a net loss of U.S.$6.4 million for the first six months of 2023.

Banco Hipotecario Nacional (“BHN”) was established in 1973 to provide a source of financing for national housing projects and to foster the development of savings associations. As of June 30, 2023, BHN’s net loan portfolio was U.S.$90.2 million and its total assets amounted to U.S.$332.0 million. BHN had a net loss of approximately U.S.$1.4 million for the first six months of 2023.

Private Sector Banking Institutions

As of June 30, 2023, total assets of the private banking sector were approximately U.S.$105.9 billion, approximately 2.6% higher than approximately U.S.$103.2 billion as of December 31, 2022. Total net loans of the private banking sector as of June 30, 2023 were approximately U.S.$67.6 billion (a 1.9% increase from December 31, 2022). As of June 30, 2023, deposits in the private banking sector were approximately U.S.$72.2 billion, approximately 3.5% higher than U.S.$69.8 billion as of December 31, 2022.

Other Financial System Components

Stock Exchange. In 1990, a private stock exchange, La Bolsa de Valores de Panamá, was created. The stock exchange recently changed its name to Bolsa Latinoamericana de Valores (“Latinex”). While it has had considerable growth, with aggregate trades increasing from U.S.$30.6 million in 1991 to U.S.$3.9 billion in the seven-month period ended July 31, 2023, Latinex remains a small portion of the financial services sector. Equity trades represented 5.5% of trading volume during the seven-month period ended July 31, 2023. During the seven-month period ended July 31, 2023, local secondary market transactions (which include both equity and debt trades) in Panama totaled U.S.$1.2 billion.

Interest Rates. During the six-month period ended June 30, 2023, the average interest rate paid by Panamanian banks for one-year deposits was 3.6%, while the interest rate charged for personal credit transactions averaged 8.6%. In general terms, the differential between borrowing and lending interest rates for Panamanian banks was 5.0% during the six-month period ended June 30, 2023.

Insurance. As of June 30, 2023, there were 22 insurance companies and 3,357 insurance brokerages. The 3,357 insurance brokerages consisted of 2,831 individual brokers, 408 brokerage companies and 118 temporary permissions. The total registered assets of insurance companies as of June 30, 2023 equaled U.S.$3.8 billion.

Financial Services. A small non-deposit-taking financial services industry provides leasing, consumer durables financing and other small-scale lending. As of June 30, 2023, there were 183 locally incorporated companies participating in this industry.

Foreign Trade and Balance of Payments

Tariffs and Other Trade Restrictions

On January 24, 2023, the Cabinet Council approved an amendment to Cabinet Decree No. 18 of July 25, 2022, which modifies the National Import Tariff on certain basic staple products. The amendment lowered import tariffs on products such as corn flakes, cones, flakes and other corn products treated by puffing or roasting, feminine sanitary products and toilet paper, to zero.

Composition of Foreign Trade

In the five-month period ended May 31, 2023, Panama’s exports of goods (FOB), excluding the CFZ, recorded a preliminary total of U.S.$1.42 billion, a decrease of 6.9% compared to U.S.$1.52 billion in the same period of 2022, in part due to lower exports of melon, beef and veal, watermelon and wood. In the five-month period ended May 31, 2023, exports of copper ores and concentrates recorded a preliminary total of U.S.$1.1 billion, a 9.5% decrease from U.S.$1.2 billion in the same period of 2022, primarily due to a decrease in export volumes.

In the five-month period ended May 31, 2023, Panama’s imports of goods (CIF), excluding the CFZ, recorded a total of U.S.$6.0 billion, a decrease of 1.6% compared to U.S.$6.1 billion in the same period of 2022, in part due to lower imports of consumer goods, specifically fuels, lubricants and related products.

In the five-month period ended May 31, 2023, banana and pineapple exports recorded a preliminary total of U.S.$67.0 million, a 4.0% increase from U.S.$64.4 million in the same period of 2022, primarily due to higher exports of banana.

In the five-month period ended May 31, 2023, shrimp exports recorded a preliminary total of U.S.$19.5 million, a 46.8% increase from U.S.$13.3 million in the same period of 2022, primarily due to higher sales to Taiwan.

In the five-month period ended May 31, 2023, exports of frozen yellow fin tuna and fresh and frozen fish filets recorded a preliminary total of U.S.$22.0 million, a 0.7% a decrease from U.S.$21.9 million in the same period of 2022.

In the five-month period ended May 31, 2023, fishmeal exports recorded a preliminary total of U.S.$9.2 million, a 74.5% increase from U.S.$5.3 million in the same period of 2022.

Foreign Direct Investment

On January 26, 2023, the Panama Maritime Authority issued Resolution No. 007-2023 requiring Minera Panamá S.A. to suspend copper concentrate loading operations at the port of Punta Rincon until the company demonstrates the certification process of the calibration of the scales by an accredited company.

On February 23, 2023, First Quantum Minerals Ltd. announced that its subsidiary, Minera Panamá S.A., was suspending ore processing operations at the Cobre Panama mine as a the result of the refusal by the Panama Maritime Authority to allow copper concentrate loading operations at the mine’s Punta Rincón port.

On March 8, 2023, the Government of Panama and Minera Panamá S.A. announced that they had reached agreement on the final text of the concession contract that will govern the long-term operation of the Cobre Panama project.

On March 24, 2023, the Ministry of Commerce and Industries published the concession contract agreed with Minera Panamá, S.A. for the Cobre Panamá mining project and invited the general public to participate in the public consultation on the draft concession contract. After the 30-day public consultation process, the concession contract was approved by the Cabinet Council on June 14, 2023. The concession contract was sent to the Comptroller General for approval and subsequently submitted for approval by the National Assembly on August 3, 2023. The contract will first go to the Trade Commission and then to the full Assembly for its approval or rejection.

The proposed new concession contract will have an initial 20-year term, with a 20-year extension option, and meets the Government’s objectives with respect to equitable sharing of royalties and taxes for Panama’s natural resources, with expected minimum revenues for the Government of U.S.$375 million each year (approximately 10 times more than the Government received under the 1997 concession contract).

During the six-month period ended June 30, 2023, Cobre Panama produced approximately 155,513 tons of copper concentrate and generated gross sales of U.S.$1,303 million.

Public Debt

As of July 31, 2023, Panama’s total public debt totaled U.S.$46,720.4 million, an increase from U.S.$42,939.2 million as of July 31, 2022. As of July 31, 2023, , Panama’s internal public debt accounted for 17.3% of total debt (a decrease from 17.4% as of July 31, 2022), while external public debt accounted for 82.7% of total debt (an increase from 82.6% as of July 31, 2022). As of July 31, 2023, the average maturity of the debt portfolio was 14.8 years, with an average duration of 9.0 years. The average maturity of the debt portfolio as of July 31, 2022 was 15.4 years, with an average duration of 9.9 years. During the seven-month period ended July 31, 2023, local secondary market transactions in treasury securities reached U.S.$763.0 million, an increase from U.S.$121.9 million during the seven-month period ended July 31, 2022.

Internal Debt

On March 31, 2023, Panama repurchased U.S.$27,727,000 aggregate principal amount of its 4.950% PABONT (Treasury Bonds) due 2024. Approximately U.S.$1,468,273,000 aggregate principal amount of the 4.950% PABONT (Treasury Bonds) due 2024 remained outstanding after the repurchase.

On April 28, 2023, Panama made a direct repurchase from the Social Security Fund (“CSS”) of U.S.$380,276,000 aggregate principal amount of its 4.950% PABONT (Treasury Bonds) due 2024, leaving an outstanding balance of U.S.$1,087,997,000.

External Debt

Estimated Funding Needs During Fiscal Year 2023

Law 336 of November 14, 2022, which establishes the General State Budget, anticipates that during fiscal year 2023, Panama’s funding needs will be U.S.$4.3 billion, expected to be funded through budgetary assistance loans, external financing for social investment projects, and local and international capital markets. Of this total anticipated funding need, U.S.$2.1 billion is expected to fund the Central Government’s deficit, U.S.$2.13 billion is expected to fund servicing of public debt, and U.S.$69 million is expected to fund financial investments.

IMF Relationship

IMF Panama is a member of the IMF. Under Article IV of the IMF’s Articles of Agreement, the IMF holds bilateral discussions with its member countries, usually every year, to assess their economic health. On December 12, 2022, the IMF concluded its virtual Article IV mission for 2022, addressing issues of development and economic policies of the Republic of Panama.

On February 22, 2023, the IMF Executive Board concluded the 2022 Article IV consultation with Panama, addressing issues such as economic recovery following the COVID-19 pandemic; prioritizing the country’s exit from the FATF grey list; the mining agreement between the Government and Minera Panama; the importance of further reducing the fiscal deficit, in accordance with the fiscal rule; and keeping the banking system adequately capitalized and liquid. The 2022 Article IV report was published on the IMF website on March 24, 2023.

International Financial Institutions

Japan International Cooperation Agency (JICA)

On May 4, 2023, Panama signed a loan agreement with JICA for U.S.$625.9 million to finance the development of Line 3 of the Metro de Panama.

BNP

On May 18, 2023, BNP granted the Government of Panama, through the Ministry of Economy and Finance, an interim line of credit for up to U.S.$500.0 million for partial financing of the 2023 budget. In June 2023, the interim credit line was disbursed in full.

IADB

On March 27, 2023, Panama signed a loan agreement with the IADB for U.S.$160.0 million to finance a global credit program for sustainable economic reactivation.

On April 24, 2023, Panama signed a loan agreement with the IADB for U.S.$20.0 million to finance phase II of an inclusion and social development program.

The World Bank

On February 8, 2023, Panama signed a loan agreement with the World Bank for U.S.$7.5 million to help finance the development of Panama’s public-private partnership recovery project.

Subscriptions

CABEI

On April 26, 2023, Panama paid the third installment of the CABEI subscription, in the amount of U.S.$3.2 million. As of May 31, 2023, Panama’s total subscriptions in CABEI were U.S.$358.4 million.

IMF

As of June 30, 2023, Panama’s total subscriptions in the IMF (which correspond to its IMF quota) were SDR 376.8 million.

The World Bank

As July 31, 2023, Panama’s total subscriptions in the World Bank were U.S.$113.8 million.

MIGA

As of June 30, 2023, Panama’s total subscriptions in MIGA were SDR 2.3 million.

IFC

On March 28, 2023, Cabinet Decree No. 14 of 2023 authorized Panama to subscribe for 2,178 additional shares in the IFC for an amount of U.S.$2.2 million. As of July 26, 2023, Panama’s total subscriptions in IFC were U.S.$7.7 million.

CAF

As of July 31, 2023, Panama’s total subscriptions in CAF were U.S.$796.6 million.

IIC

In the first half of 2023, the IIC made a transfer in favor of Panama in the amount of U.S.$327,803.29 (corresponding to 20 shares) in accordance with Resolution CII/AG-2/15. As of June 30, 2023, Panama has 1,135 shares in IIC, corresponding to a total subscription amount of U.S.$16.4 million.

Global Notes and Bonds

On March 28, 2023, Panama issued U.S.$800,000,000 aggregate principal amount of its 6.400% Global Bonds due 2035 and U.S.$1,000,000,000 aggregate principal amount of its 6.853% Global Bonds due 2054 to finance the General State Budget for fiscal year 2023.

On July 25, 2023, Panama issued U.S.$700,000,000 aggregate principal amount of its 6.375% Euroclearable Treasury Bonds (Bonos del Tesoro) due 2033 to finance the General State Budget for fiscal year 2023 and other fiscal periods.